J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

RECEIVED
2004 MAY 14 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04030096

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 30 April 2004

SUPPL

Dear Sir

Outcome To Exchange Offer

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 30 April 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

dlw 5/17

30 April 2004

Sainsbury's completes the sale of Shaw's

On 26 March 2004 Sainsbury's announced the conditional sale of its US business, Shaw's Supermarkets, to Albertson's, Inc. for a total of US$2,475. Completion of the sale to Albertson's was expected to take place by early May 2004.

This transaction has now been completed following anti-trust (Hart-Scott-Rodino) clearance and completion of the audit for the period ended 28 February 2004. Sainsbury's has received cash proceeds of US$2,107 million and Albertson's has assumed US$368 million of store leases that had previously consolidated as debt on Sainsbury's balance sheet.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood